UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 2, 2020

We hereby inform as a Relevant Information Communication that today the General Shareholders' Meeting of Graña y Montero S.A.A. approved, among other items, the amendment of the Company's name to "Aenza S.A.A.". ("Aenza").

After almost four years that together with Aenza's Board of Directors we began an important transformation in the middle of a deep crisis, in which we assumed a commitment to truth, transparency and integrity, we can affirm that the road has been long and with difficult and complex decisions, but today we have an optimistic view of the future together with the thousands of workers who want to do things right.

Aenza is a regional, integrated corporation specialized in engineering and construction services, infrastructure and energy, and real estate management.

Aenza's purpose is to transform realities and living conditions, promoting responsible development and promoting the well-being of citizens, in a permanent commitment to society.

We are a regional corporation with solid foundations, governed by the highest standards of corporate governance, which promotes ethical behavior in the organization and business environment.

We are focused on being an efficient corporation that works regionally. We seek to provide the best service and that our clients give us their trust based on high standards of quality, efficiency and safety, which are complemented by the professional capacity we have.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: November 2, 2020